

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 23, 2007

via U.S. mail and facsimile
Dr. Tim Sun
President
Geopulse Exploration Inc.
1055 West Hastings Street, Suite 1980
Vancouver, British Columbia, Canada, V6E2E9

   Re: Geopulse Exploration Inc.
     Amendment No. 3  to Registration Statement on
     Form SB-2
     Filed March 14, 2007
     File No. 333-137519

Dear Dr. Sun:

  We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      We note your response to prior comment one in our letter dated March 9, 2007. Please revise your registration statement to include audited financial statements as of and for the year ended January 31, 2007.  Refer to rule 310(g)(2) of Regulation S-B.

2.      We partially reissue prior comment 2.  Although you have provided disclosure with respect to Item 402 of Regulation S-B, you did not disclose the information regarding director independence required by Item 407(a) of Regulation S-B. Please supplement your disclosure accordingly.


Note 2.  Mineral Interests, page F-6

3.      We note your response to prior comment four in our letter dated March 9, 2007. We note your current disclosure indicates that mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met.   Please tell us which criteria you are referencing.  Please note that EITF 04-02 indicates that the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits is considered a mineral right.  Please tell us why you believe that your acquisition costs are not deemed mineral rights.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the

Mr. Tim Sun
Geopulse Exploration, Inc.
March 23, 2007
Page 3 of 3

securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551- 3683 with any questions on the accounting comments.  You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     J. Cannarella
        M. Duru
        T. Levenberg
        J. Davis